FOR RELEASE October 8, 2010, 7:30 a.m. ET

Pure Nickel Reports Operating Highhlights and Results for the Nine Months Ended August 31, 2010.

TORONTO: Oct. 8, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today released its operating highlights for the quarter ended August 31, 2010, and its financial results for the nine months then ended.

Third Quarter Operating Highlights

MAN Alaska

The MAN Alaska property continued to be a main focus during the quarter: the 2010 drilling program ran until the end of September with a total of approximately 6,700 metres being completed. Assay results from the program are pending. The MAN property is currently operating under a joint venture agreement with ITOCHU Corporation of Tokyo. On March 25, 2010, ITOCHU exercised its right to vest a 30% interest in the property; this year’s exploration budget of US $7.5 million facilitated Pure Nickel’s most significant program to date.

Rainbow, Nunavut

Pure Nickel expanded the Rainbow property by 19 claims in the second quarter, increasing the size of the property to 20,000 hectares. At the beginning of September Pure Nickel performed a small soil sampling field exercise. The property covers an anomaly which was discovered by Falconbridge-Noranda during a nickel exploration program in 2004, and was found to host several gold occurrences. One of the discoveries that was drill tested assayed 13.1 grams of gold per tonne (g/t) over 2.14 metres. Pure Nickel is currently designing an exploration and prospecting field program. Dallas Davis, P.Eng, is the designated Qualified Person for this project.

Tower Extension, Manitoba

The Tower property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt, and is currently under option to Rockcliff Resources Inc. Rockcliff plans to initiate exploration to include the completion of gridding, a surface geophysical survey and a diamond drilling program of at least 2,500 metres before the end of the year.

Milford, Utah

Pure Nickel's wholly-owned US subsidiary, Nevada Star Resource Corp. (U.S.) ("Nevada Star"), has an interest in a number of patented and unpatented mineral claims and leases that comprise a portion of a copper project in southern Utah. In November 2008, Western Utah Copper Company failed to put the Nevada Star claims into production pursuant to the terms of the agreement between Western Utah Copper Company and Nevada Star, thereby entitling Nevada Star to exercise its option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, Nevada Star launched an action asking the Federal Court in Utah to decide the following:

1.	Was Western Utah Copper Company in production as per the terms of our agreement?
2.	Did Force Majeure apply?
3.	Finally, if the claims were not in production and force majeure did not apply; does Nevada Star have the right to take back the claims pursuant to its agreement?

Western Utah Copper Company filed a counterclaim to the original action. Pure Nickel believes that the counterclaim is without merit.

In May 2010, Western Utah Copper Company and its parent filed for Chapter 11 bankruptcy disclosing significant secured and unsecured debts, and its new management is attempting to reorganize the business. Nevada Star’s litigation was automatically stayed due to the Chapter 11 filing, and the company requested that the court lift the stay in connection with its litigation as it believes that resolution of its claims is a critical element in the bankruptcy.

On August 27, 2010, a new action was launched against Nevada Star by Western Utah Copper Company. This action is very similar to the counterclaims made in response to the original lawsuit. Pure Nickel believes that this new action is without merit and does not anticipate the need to make any provisions to deal with this issue.

Results for the Nine Months ended August 31, 2010

Pure Nickel reported that at August 31, 2010, it had cash and short-term investments on hand of $4.5 million. The company reported that its net loss was in line with expectations: $118,000 ($0.002 per share) for the three months ended August 31, 2010, compared to a net loss of $73,000 ($0.001 per share) for three months ended August 31, 2009, and a net loss of $1,465,000 ($0.02 per share) for the nine months ended August 31, 2010, compared with a net loss of $891,000 ($0.01 per share) in the prior year. For further information refer to Pure Nickel’s consolidated interim financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com